Free Writing Prospectus Dated November 14, 2008	Filed pursuant to Rule 433(f) Registration Statement No. 333-146540

DryShips Inc.
Free Writing Prospectus Published or Distributed by Media
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On November 10, 2008, Lloyds List, a shipping industry newspaper located in London, United Kingdom, as well as the newspaper’s online publication, published an article concerning DryShips Inc. (the “Company”), the full text of which is reproduced below.

The article published by Lloyds List and the newspaper’s online publication was not prepared by or reviewed by us or any other offering participant prior to its publication.  You should consider statements published in the article or contained herein only after carefully evaluating all of the information in Post-Effective Amendment No. 1 to the Company’s registration statement on Form F-3ASR (File No. 333-146540) (as further amended from time to time, the “Registration Statement”) and in the related prospectus supplement dated November 5, 2008, including the risks described therein and in the Company’s Report on Form 6-K filed on November 6, 2008 (the “Form 6-K”) and the other documents incorporated by reference into the Registration Statement.  With the exception of statements and quotations attributed directly to Mr. George Economou, the article presented the author’s opinion and the opinions of others, which are not endorsed or adopted by the Company.

The statements attributed to Mr. Economou were not intended and should not be considered as offering material or as qualifying any of the information, including the risks, set forth in the Registration Statement, the prospectus supplement, the Form 6-K or the other documents incorporated by reference into the Registration Statement.  These statements should not be considered in deciding whether or not to invest in the Company’s common stock.

For purposes of clarification, we note that:

1.
The article attributes to Mr. Economou the statement that “We are not breaching any covenants and we are not at risk of breaching covenants.  Nor are we planning on breaching them.”  Mr. Economou’s statement relates to the Company’s current compliance with the covenants contained in its loan agreements and does not relate to future events.

2.
The article attributes to Mr. Economou a statement that in his view, an analyst who downgraded the Company’s stock had over-reacted.  Mr. Economou’s statement was intended to convey that he is unaware of the basis for the analyst’s determination to downgrade the Company’s stock.

3.
The article attributes to Mr. Economou the statement that “Personally, I do not think [the market] will be particularly bad for a very long time and I suspect China will probably start moving, but we also want to be prepared for adverse market conditions.” Mr. Economou’s statement was intended to convey that there are risks and uncertainties regarding future demand for drybulk shipping services.

4.
The Company advises investors to carefully read and consider all of the risks and the other information in the Registration Statement, the prospectus supplement and the documents incorporated therein, including the Form 6-K, before deciding whether to purchase the Company’s common stock.

Full text of the Lloyds List Article

Economou Allays Fears as DryShips Shares Fall

DRYSHIPS boss George Economou has confirmed that his Nasdaq-listed company is in good health after a warning-laden share prospectus filing spooked the market, already jittery from the dry bulk crash.

Shares in the Athens-based bulker owner plunged by about 20% in a generally rough day for US-listed dry bulk shipping stocks on Thursday, following a move by DryShips to register up to 25m new shares in a prospectus filed with the Securities and Exchange Commission.

Among risk factors included in Thursday’s filing, DryShips said that even with a hefty injection of fresh equity from the sale of the new shares it “cannot be assured” that operating and capital needs would be satisfied, or that it would remain in compliance with debt covenants “if the low charter rates in the dry bulk market continue”.

Conjuring up a possible doomsday scenario, the company said: “If we are not able to comply with our loan covenants and our lenders chose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.”

However, Mr Economou told Lloyd’s List a day later that the grim tone that arguably could be discerned in the filing was a normal one for prospectuses.

“The underwriters put in a lot of risk factors to safeguard our back against litigation,” he said. “We are not breaching any covenants and we are not at risk of breaching covenants. Nor are we planning on breaching them.”

He said an analyst who downgraded the company’s stock had over-reacted.

DryShips, which controls a 58-strong bulk fleet including 15 newbuildings, had three days earlier reported third quarter net income of $180m and Mr Economou had dwelled on its “strong financial condition”.

It already had cash of $456m and another $1.2bn in committed bank lines, adding up to $1.7bn in total liquidity.

Discussing the potential sale of 25m shares through Cantor Fitzgerald, Mr Economou said: “I want to have cash to use it as a cushion or as firepower.”

Mr Economou said that “no-one can tell for sure how long a bad market may last”.
He added: “Personally I do not think it will be particularly bad for a very long time and I suspect China will probably start moving, but we also want to be prepared for adverse market conditions.”

DryShips shareholders — Mr Economou foremost among them — face significant dilution if large tranches of the possible 25m new registered shares are sold.

If all the shares covered by the prospectus are eventually sold it would more than double the amount of outstanding stock. There are already 19m shares to be issued to repay the sellers, chiefly Mr Economou, of nine capesizes DryShips recently agreed to take over.

Following completion of the capesize deal, Mr Economou’s personal stake in the company is estimated to rise to about 35%.

FORWARD-LOOKING STATEMENTS

This free writing prospectus includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

All statements in this free writing prospectus that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	statements about drybulk shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to obtain additional financing;

•	expectations regarding the availability of vessel acquisitions; and

•	anticipated developments with respect to pending litigation.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this free writing prospectus.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in DryShips Inc.’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” and “expect” reflect forward-looking statements.

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DryShips Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 938-5000.
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SK 23113 0002 937857